082-03322

GRASIM

ADITYA BIRLA GROUP

RECEIVED
2008 AUG 11 A 10:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

10th July, 2008

BY AIR MAIL

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Friday, the 25th July, 2008 inter alia to consider and approve unaudited financial results (provisional) for the quarter ended 30th June, 2008.

Thanking you,

08004216

Yours faithfully,

A K Malu

Ashok Malu
Company Secretary

PROCESSED
AUG 13 2008
THOMSON REUTERS

dlw 8/11

END

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)